TLX:SANYO J63353, J63363
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2008 AUG 27 A 6: 49

August 2/, 2008

To : Securities and Exchange Commission
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Title of document	Copies
* The Statements of The Business Results for The First quarter ended June 30, 2008	1
* The Securities Report of Consolidated Statements for The First quarter ended June 30, 2008	1

SANYO ELECTRIC CO. , LTD.



TAKAAKI OKAZAKI
GENERAL MANAGER,
CORPORATE ACCOUNTING DEPARTMENT

平成21年3月期 第1四半期決算短信〔米国会計基準〕

平成20年8月7日

上場会社名　三洋電機株式会社　　　　　　　　　　　　　　　　　　　　　　　　　　　　上場取引所　東 大
コード番号　　6764　　　　URL　http://www.sanyo.co.jp/
代表者　　　　　（役職名）　代表取締役社長　　　　　　（氏名）　佐野 精一郎
問合せ先責任者　（役職名）　経理部部長　　　　　　　　（氏名）　岡崎 隆昭　　　　　　　　　TEL　06-6991-1181
四半期報告書提出予定日　　　　平成20年8月8日

（百万円未満四捨五入）

1. 平成21年3月期第1四半期の連結業績（平成20年4月1日～平成20年6月30日）

(1) 連結経営成績（累計）

（％表示は対前年同四半期増減率）

	売上高		営業利益		継続事業税引前四半期純利益		四半期純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
21年3月期第1四半期	479,676	6.5	4,997	△24.4	2,462	△78.5	28,248	998.3
20年3月期第1四半期	450,301	―	6,613	―	11,474	―	2,572	―

	1株当たり四半期純利益	潜在株式調整後1株当たり四半期純利益
	円 銭	円 銭
21年3月期第1四半期	4.60	4.60
20年3月期第1四半期	0.42	0.42

(注)米国会計基準に基づき、平成20年3月期の年次決算において非継続となった事業に関し、平成20年3月期第1四半期の連結財務情報を一部修正再表示しております。

(2) 連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
21年3月期第1四半期	1,656,500	325,375	19.6	4.13
20年3月期	1,683,837	308,043	18.3	1.31

(注)株主資本の金額は、米国会計基準に従い表示しています。

2. 配当の状況

	1株当たり配当金				
（基準日）	第1四半期末	第2四半期末	第3四半期末	期末	年間
	円 銭	円 銭	円 銭	円 銭	円 銭
20年3月期	―	0.00	―	0.00	0.00
21年3月期	―	―	―	―	―
21年3月期（予想）		0.00	―	0.00	0.00

(注)配当予想の当四半期における修正の有無　無

3. 平成21年3月期の連結業績予想（平成20年4月1日～平成21年3月31日）

（％表示は通期は対前期、第2四半期連結累計期間は対前年同四半期増減率）

	売上高		営業利益		税引前当期純利益		当期純利益		1株当たり当期純利益
	百万円	%	百万円	%	百万円	%	百万円	%	円 銭
第2四半期連結累計期間	970,000	△1.2	14,000	△48.2	5,000	△80.5	34,000	112.8	5.54
通期	2,020,000	0.1	50,000	△34.3	15,000	△73.8	35,000	22.0	5.70

(注)連結業績予想数値の当四半期における修正の有無　無

4. その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う子会社の異動）　無

(2) 簡便な会計処理及び四半期連結財務諸表の作成に特有の会計処理の適用　無

(3) 四半期連結財務諸表作成に係る会計処理の原則・手続、表示方法等の変更（四半期連結財務諸表作成のための基本となる重要な事項等の変更に記載されるもの）
　　① 会計基準等の改正に伴う変更　　有
　　② ①以外の変更　　　　　　　　　無
　　詳細は、【定性的情報・財務諸表等】4.その他をご覧ください。

(4) 発行済株式数（普通株式）
　　① 期末発行済株式数（自己株式を含む）　21年3月期第1四半期　1,872,338,099株　　20年3月期　　　　　　1,872,338,099株
　　② 期末自己株式数　　　　　　　　　　　21年3月期第1四半期　　　16,351,837株　　20年3月期　　　　　　　　19,230,255株
　　③ 期中平均株式数（四半期連結累計期間）21年3月期第1四半期　1,854,192,129株　　20年3月期第1四半期　1,853,458,559株

※業績予想の適切な利用に関する説明、その他特記事項
　業績予想の前提条件、その他関連する事項については、【定性的情報・財務諸表等】3.連結業績予想に関する定性的情報をご覧ください。

【定性的情報・財務諸表等】
1.連結経営成績に関する定性的情報

【当第1四半期の概況】
　　当第1四半期における世界経済は、米国経済は住宅建設の減少等により景気は減速しているものの、中国を中心とするアジアでは景気の拡大が続いており、またドイツ・フランス・英国等の欧州では景気は回復基調にあり、全般的に景気は回復しております。

　　一方、わが国経済は、個人消費はおおむね横ばいで推移しているものの、原油をはじめとする原材料価格の高騰など、経済を下押しするリスクが高まっており、不透明な状況にあります。

　　このような状況の下、当社グループは、3カ年の中期経営戦略「マスタープラン」及び同プランに沿った中期経営計画を策定し、このマスタープランの実行に向けて、当社グループでは本年4月、携帯電話事業の京セラ㈱への事業譲渡、完成品事業の収益拡大を目指した家電事業の機能集約、従来の事業グループ制の廃止など、大幅な事業再編・組織変更を行いました。

【連結業績概要】
　　当第1四半期の連結売上高は、前年同期比　6.5％増加し　4,797億円となりました。このうち国内売上高は、前年同期比　1.8％減少の　1,680億円となり、海外売上高は、前年同期比　11.6％増加の　3,117億円となりました。

　　部門別では、コンシューマ部門は、エアコン、プロジェクターなどが減少したものの、テレビやデジタルカメラなどの海外での売上が増加したことなどにより、前年同期比　9.2％増加の　1,782億円となりました。

　　コマーシャル部門は、前年同期比　0.6％増加の　608億円となりました。

　　コンポーネント部門は、半導体や光ピックアップの売上は減少したものの、二次電池や太陽電池などの売上が海外を中心に増加したことなどにより、前年同期比　6.4％増加の　2,312億円となりました。

　　利益面では、円高や原材料価格の高騰などにより、営業利益は、前年同期比　16億円減少の　50億円となりました。継続事業税引前利益は、前年同期に三洋電機クレジット株式の売却益を計上していたこともあり、前年同期比　90億円減少の　25億円、当期純利益は、携帯電話事業の売却益の計上などにより282億円の黒字となり、前年同期比　257億円の改善となりました。

2.連結財政状態に関する定性的情報

＜資産＞

　当第1四半期末の総資産は、前年度末比 ２７３億円減少の 1兆 ６，５６５億円となりました。その主な要因は、棚卸資産が前年度末比 ２６５億円増加したものの、売却予定資産が前年度末比 ５３７億円減少したことや受取手形及び売掛金が前年度末比 ８０億円減少したことなどによるものであります。

＜負債及び資本＞

　当第1四半期末の負債総額は、前年度末比 ４２８億円減少の 1兆 ３，０６６億円となりました。その主な要因は、売却予定負債が前年度末比 ３７２億円減少したことや未払退職・年金費用が前年度末比 ８６億円増加したことなどによるものであります。

　資本合計は、当期純利益 ２８２億円を計上したことや、その他の包括利益累計額が前年度末比 ７６億円減少したことなどにより、前年度末比 １７３億円増加の ３，２５４億円となりました。

＜キャッシュ・フロー＞

　当第1四半期におきましては、営業活動による資金は ３２億円の減少、設備投資などの投資活動による資金は ２６２億円の増加、また、財務活動による資金は ２７６億円の減少となりました。これらに為替変動などの影響を考慮した現金及び現金等価物の当第1四半期末残高は、前年度末に比べて ２２億円減少し、２，７８５億円となりました。

3.連結業績予想に関する定性的情報

　平成２１年３月期の業績の見通しにつきましては、前回通りで変更いたしておりません。

＊上記の業績見通しは、当社が現時点で合理的であると判断する一定の前提に基づいており、実際の業績は見通しと大きく異なる可能性があります。

　その要因のうち主なものは、世界各地域の政治及び経済情勢の変動、材料価格の高騰、及び為替相場の変動等であります。（これらに限られるものではありません。）

4.その他

　(1) 期中における重要な子会社の異動（連結範囲の変更を伴う
　　　特定子会社の異動）　　　　　　　　　　　　　　　　　　　　：　無
　(2) 簡便な会計処理及び四半期連結財務諸表の作成に特有の会
　　　計処理の適用　　　　　　　　　　　　　　　　　　　　　　　：　無
　(3) 四半期連結財務諸表作成に係る会計処理の原則・手続、
　　　表示方法等の変更　　　　　　　　　　　　　　　　　　　　　：　有

平成 18 年 9 月に、米国財務会計基準審議会は、基準書第 157 号「公正価値による測定」を発行しました。当社では、平成 20 年 4 月 1 日より適用しております。基準書第 157 号適用による当社の経営成績及び財政状態への影響は軽微であります。

平成 18 年 9 月に、米国財務会計基準審議会は、基準書第 158 号「確定給付型年金及びその他の退職給付制度に関する事業主の会計ー基準書第 87 号、第 88 号、第 106 号及び第 132 号（改訂）の改訂」を発行しました。当社は、退職給付債務の測定日の変更について、平成 20 年 4 月 1 日より適用しております。この適用により、平成 20 年度期首において、連結貸借対照表の「利益剰余金」が 4,095 百万円、「その他の包括利益（損失）累計額」の年金債務調整額が 7,504 百万円減少しております。

比 較 連 結 貸 借 対 照 表

（単位：百万円）

項　　目	平成20年度第1四半期末（平成20年6月30日現在）	平成19年度末（平成20年3月31日現在）	増　減	項　　目	平成20年度第1四半期末（平成20年6月30日現在）	平成19年度末（平成20年3月31日現在）	増　減
（資産の部）				**（負債の部）**			
流　動　資　産				流　動　負　債			
現 金 及 び 預 金	120,445	204,237	△83,792	短 期 借 入 金	165,594	166,570	△976
定 期 預 金	158,014	76,469	81,545	一年内返済長期負債	93,375	68,647	24,728
有 価 証 券	1,771	2,188	△417	支払手形及び買掛金	362,107	359,008	3,099
受取手形及び売掛金	366,571	374,576	△8,005	関係会社支払手形・買掛金	6,447	4,896	1,551
関係会社受取手形・売掛金	37,393	33,756	3,637	設備関係支払手形・未払金	29,809	24,694	5,115
貸 倒 引 当 金	△8,343	△7,954	△389	未 払 税 金	5,146	7,016	△1,870
棚 卸 資 産	312,662	286,165	26,497	従 業 員 預 り 金	11,178	11,221	△43
繰 延 税 金	7,905	6,687	1,218	売 却 予 定 負 債	3,267	40,449	△37,182
売 却 予 定 資 産	3,193	56,908	△53,715	そ　　の　　他	187,430	180,828	6,602
そ　　の　　他	70,384	60,887	9,497	計	864,353	863,329	1,024
計	1,069,995	1,093,919	△23,924				
				社債及び長期借入金	218,437	271,120	△52,683
				未払退職・年金費用	208,239	199,597	8,642
				長 期 繰 延 税 金	9,097	8,961	136
投 資 及 び 貸 付 金				そ　　の　　他	6,446	6,393	53
関係会社投資・貸付金	43,754	46,877	△3,123				
その他の投資・貸付金	33,573	30,736	2,837	負 債 合 計	1,306,572	1,349,400	△42,828
計	77,327	77,613	△286				
				少 数 株 主 持 分	24,553	26,394	△1,841
有 形 固 定 資 産							
建　　　　　物	384,555	382,416	2,139	**（資本の部）**			
機械及びその他	773,470	778,019	△4,549	資 　 本 　 金	322,242	322,242	―
減価償却累計額	△823,643	△819,036	△4,607	資 本 剰 余 金	781,951	781,951	―
土　　　　　地	89,908	90,663	△755	利 益 剰 余 金	△580,909	△604,626	23,717
建 設 仮 勘 定	15,568	11,554	4,014	その他の包括利益（△損失）累計額	△191,392	△183,828	△7,564
計	439,858	443,616	△3,758	計	331,892	315,739	16,153
				自 己 株 式	△6,517	△7,696	1,179
長 期 繰 延 税 金	12,158	10,686	1,472				
そ の 他 の 資 産	57,162	58,003	△841	資 本 合 計	325,375	308,043	17,332
資 産 合 計	1,656,500	1,683,837	△27,337	負債・少数株主持分・資本合計	1,656,500	1,683,837	△27,337

比 較 連 結 損 益 計 算 書

（単位：百万円）

項　　　目	平成20年度 第1四半期 (平成20年4月 1日から 平成20年6月30日まで) 金　額	百分比	平成19年度 第1四半期 (平成19年4月 1日から 平成19年6月30日まで) 金　額	百分比	前年同期増減 金　額	比　率
		%		%		%
売　　上　　高	479,676	100.0	450,301	100.0	29,375	6.5
その他の営業収益	16,736	3.5	19,114	4.2	△2,378	△12.4
売上高・営業収益計	496,412	103.5	469,415	104.2	26,997	5.8
売　上　原　価	408,136	85.1	382,888	85.0	25,248	6.6
販売費及び一般管理費	83,279	17.4	79,914	17.7	3,365	4.2
営　業　利　益	4,997	1.0	6,613	1.5	△1,616	△24.4
営　業　外　収　益	8,560	1.8	19,085	4.2	△10,525	△55.1
受取利息及び配当金	(1,133)		(2,848)		(△1,715)	
その他の収益	(7,427)		(16,237)		(△8,810)	
営　業　外　費　用	11,095	2.3	14,224	3.2	△3,129	△22.0
支　払　利　息	(3,345)		(4,010)		(△665)	
その他の費用	(7,750)		(10,214)		(△2,464)	
継続事業税引前利益	2,462	0.5	11,474	2.5	△9,012	△78.5
法　人　税　等	503	0.1	2,152	0.4	△1,649	△76.6
継続事業少数株主持分損益控除前利益	1,959	0.4	9,322	2.1	△7,363	△79.0
少数株主持分損益（控除）	861	0.2	282	0.1	579	205.3
継続事業当期純利益	1,098	0.2	9,040	2.0	△7,942	△87.9
非　継　続　事　業						
非継続事業税引前利益	27,945	5.8	△6,030	△1.3	33,975	－
法　人　税　等	795	0.1	438	0.1	357	81.5
非継続事業当期純利益	27,150	5.7	△6,468	△1.4	33,618	－
当　期　純　利　益	28,248	5.9	2,572	0.6	25,676	998.3

比較連結キャッシュ・フロー計算書

（単位：百万円）

項　　　目	平成20年度第1四半期 （平成20年4月 1日から 平成20年6月30日まで）	平成19年度第1四半期 （平成19年4月 1日から 平成19年6月30日まで）
Ⅰ．営業活動によるキャッシュ・フロー		
当期純利益	28,248	2,572
減価償却費及びその他の償却費	19,903	21,260
受取手形及び売掛金の減少	6,491	40,348
棚卸資産の増加	△ 24,993	△ 19,688
支払手形及び買掛金の増加（△減少）	11,172	△ 12,122
その他	△ 43,999	△ 20,520
営業活動によるキャッシュ・フロー計	△ 3,178	11,850
Ⅱ．投資活動によるキャッシュ・フロー		
有価証券及び投資・貸付金の減少	479	26,076
有形固定資産の購入及び売却	△ 13,823	△ 10,647
その他	39,505	△ 488
投資活動によるキャッシュ・フロー計	26,161	14,941
Ⅲ．財務活動によるキャッシュ・フロー		
短期借入金の減少	△ 1,395	△ 22,380
長期負債の減少	△ 26,923	△ 62,006
金銭信託の払い出しによる収入	－	30,400
配当金の支払	△ 53	△ 440
その他	744	△ 129
財務活動によるキャッシュ・フロー計	△ 27,627	△ 54,555
Ⅳ．為替変動の現金及び現金等価物への影響額	2,397	4,551
Ⅴ．現金及び現金等価物の純増減額	△ 2,247	△ 23,213
Ⅵ．現金及び現金等価物の期首残高	280,706	334,686
Ⅶ．現金及び現金等価物の期末残高	278,459	311,473

（単位：百万円）

項　　目		平成20年度 第1四半期 （平成20年4月 1日から 平成20年6月30日まで）		平成19年度 第1四半期 （平成19年4月 1日から 平成19年6月30日まで）		前年同期増減	
		金　額	構成比	金　額	構成比	金　額	比　率
			％		％		％
売上高及び営業収益	コンシューマ部門	179,018	35.8	165,494	34.5	13,524	8.2
	コマーシャル部門	60,848	12.2	60,534	12.6	314	0.5
	コンポーネント部門	233,261	46.6	224,289	46.8	8,972	4.0
	そ の 他 部 門	27,096	5.4	29,171	6.1	△2,075	△7.1
	計	500,223	100.0	479,488	100.0	20,735	4.3
	消 去 又 は 全 社	△3,811	—	△10,073	—	6,262	—
連　　結		496,412	—	469,415	—	26,997	5.8
営業利益	コンシューマ部門	△1,109	△8.8	1,551	11.3	△2,660	—
	コマーシャル部門	205	1.6	△611	△4.4	816	—
	コンポーネント部門	13,808	108.8	12,085	87.8	1,723	14.3
	そ の 他 部 門	△208	△1.6	734	5.3	△942	—
	計	12,696	100.0	13,759	100.0	△1,063	△7.7
	消 去 又 は 全 社	△7,699	—	△7,146	—	△553	—
連　　結		4,997	—	6,613	—	△1,616	△24.4

（注）1．事業区分及び当該事業区分に属する主な製品

コンシューマ部門　：テレビ・プロジェクター等の映像機器、オーディオ機器、デジタルカメラ・ナビゲーションシステム等の情報通信機器、冷蔵庫・エアコン・洗濯機等の家庭用機器

コマーシャル部門　：ショーケース・大型エアコン等の業務用機器、業務用厨房機器

コンポーネント部門：半導体、電子部品、一次電池、二次電池、太陽電池等

そ　の　他　部　門：物流、保守等

2．基礎的研究費及び親会社の本社管理部門に係わる費用については、配賦不能営業費用として、「消去又は全社」の項目に含めています。

3．米国財務会計基準審議会基準書第144号「長期性資産の減損又は処分の会計処理」の規定に従い、事業の種類別セグメントは、非継続事業に係る金額を除外しております。これに伴い、平成19年度第1四半期の連結財務情報を一部組替再表示しております。

継続企業の前提に関する注記
　　　該当事項はありません。

株主資本の金額に著しい変動があった場合の注記
　　　「【定性的情報・財務諸表等】　4.その他」をご覧下さい。

部 門 別 連 結 売 上 高 比 較 表

（単位：百万円）

項　　　目	平成20年度 第1四半期 （平成20年 4月 1日から 平成20年 6月30日まで）		平成19年度 第1四半期 （平成19年 4月 1日から 平成19年 6月30日まで）		前年同期増減	
	金　　額	構成比	金　　額	構成比	金　　額	比　率
		%		%		%
コンシューマ部門	178,249	37.1	163,252	36.2	14,997	9.2
コマーシャル部門	60,781	12.7	60,448	13.4	333	0.6
コンポーネント部門	231,197	48.2	217,314	48.3	13,883	6.4
そ の 他 部 門	9,449	2.0	9,287	2.1	162	1.7
合　　　　　計	479,676	100.0	450,301	100.0	29,375	6.5
内 国 内 売 上 高	168,025	35.0	171,057	38.0	△ 3,032	△1.8
訳 海 外 売 上 高	311,651	65.0	279,244	62.0	32,407	11.6

連 結 決 算 概 要

（単位：百万円）

	平成 20 年度 第 1 四半期 （平成 20 年 4 月 1 日から 平成 20 年 6 月 30 日まで）	平成 19 年度 第 1 四半期 （平成 19 年 4 月 1 日から 平成 19 年 6 月 30 日まで）	前年同期 増 減 率
売　上　高	479,676	450,301	6.5 ％
営 業 利 益	4,997 （　　1.0 ％）	6,613 （　　1.5 ％）	△ 24.4 ％
継 続 事 業 税 引 前 利 益	2,462 （　　0.5 ％）	11,474 （　　2.5 ％）	△ 78.5 ％
当 期 純 利 益	28,248 5.9 ％）	2,572 0.6 ％）	998.3 ％
1 株 当 た り 当 期 純 利 益	円　　　銭 4　　60	円　　　銭 0　　42	

1. 当社の連結財務諸表は、米国会計基準に基づいて作成しております。

2. 営業利益及びセグメント情報は、日本基準に基づいて作成しております。

3. 連結対象会社数　183 社、持分法適用会社数　59 社

4. 米国会計基準に基づき、平成 19 年度の年次決算において非継続となった事業に関し、平成 19 年度第 1 四半期の連結財務情報を一部組替再表示しております。

5. （　）内は売上高に対する比率であります。

【表紙】

【提出書類】	四半期報告書
【根拠条文】	金融商品取引法第24条の4の7第1項
【提出先】	関東財務局長
【提出日】	平成20年8月8日
【四半期会計期間】	第85期第1四半期（自 平成20年4月1日 至 平成20年6月30日）
【会社名】	三洋電機株式会社
【英訳名】	SANYO Electric Co., Ltd.
【代表者の役職氏名】	代表取締役社長　佐野 精一郎
【本店の所在の場所】	大阪府守口市京阪本通2丁目5番5号
【電話番号】	06(6991)1181
【事務連絡者氏名】	財務本部 経理部 部長　岡﨑 隆昭
【最寄りの連絡場所】	東京都港区芝3丁目23番1号 セレスティン芝三井ビルディング13階
【電話番号】	03(3835)1111
【事務連絡者氏名】	財務本部 IR・株式部 担当部長　加藤 繁
【縦覧に供する場所】	三洋電機株式会社 （東京都台東区上野1丁目1番10号） 株式会社東京証券取引所 （東京都中央区日本橋兜町2番1号） 株式会社大阪証券取引所 （大阪市中央区北浜1丁目8番16号）

第一部【企業情報】

第1【企業の概況】

1【主要な経営指標等の推移】

決算年度	平成20年度 第1四半期連結 累計(会計)期間	平成19年度
会計期間	自平成20年4月1日 至平成20年6月30日	自平成19年4月1日 至平成20年3月31日
売上高（百万円）	479,676	2,017,824
継続事業税金等調整前四半期（当期）純利益（百万円）	2,462	57,228
四半期（当期）純利益（百万円）	28,248	28,700
株主資本（百万円）	325,375	308,043
総資産額（百万円）	1,656,500	1,683,837
1株当たり株主資本（円）	4.13	1.31
基本的1株当たり四半期（当期）純利益金額（円）	4.60	4.67
希薄化後1株当たり四半期（当期）純利益金額（円）	4.60	4.67
株主資本比率（%）	19.6	18.3
営業活動によるキャッシュ・フロー（百万円）	△3,178	106,835
投資活動によるキャッシュ・フロー（百万円）	26,161	△36,265
財務活動によるキャッシュ・フロー（百万円）	△27,627	△102,306
現金及び現金等価物の四半期末（期末）残高（百万円）	278,459	280,706
従業員数（人）	98,688	99,875

（注）1．当社は、四半期連結財務諸表を作成しており、提出会社の主要な経営指標等の推移については記載して
　　いない。

　　2．売上高には、消費税等は含まれていない。

　　3．当社の連結財務諸表は米国で一般に公正妥当と認められた会計原則に基づいて作成している。

　　4．株主資本、1株当たり株主資本及び株主資本比率は米国会計基準に基づいて作成している。

　　5．米国財務会計基準審議会基準書第144号「長期性資産の減損及び処分の会計処理」の規定に基づき、平成
　　19年度に携帯電話事業を非継続事業とした。

2【事業の内容】

　　当社及びその関係会社241社(連結子会社182社、持分法適用会社59社)により構成され、コンシューマ部門、コマーシャル部門、コンポーネント部門、その他部門の4部門において、製造・販売・保守・サービス等の活動を行っている。

　　なお、当第1四半期連結会計期間において、当社は、コンシューマ部門の中の携帯電話事業の譲渡を行った。これに伴い、三洋パーソナル通信（マレーシア）㈱、サンヨー・テレコム・コーポレーション・オブ・アメリカの2社が減少している。

3【関係会社の状況】

　　当第1四半期連結会計期間において、以下の関係会社の異動があった。

名称	住所	資本金	主要な事業の内容	議決権の所有割合(%)	関係内容
(連結子会社) 三洋電機コンシューマエレクトロニクス㈱ （注3）	鳥取県鳥取市	百万円 4,650	コンシューマ部門 コンポーネント部門	88.1	当社製品の製造会社で、当社の役員1名及び従業員5名が同社の役員を兼任しており、土地、建物を賃貸している。
三洋アクア㈱ （注4）	大阪府守口市	百万円 90	コンシューマ部門	(3.0) 100.0	当社製品の製造会社で、当社の従業員7名が同社の役員を兼任しており、土地、建物を賃貸している。また、三洋電機コンシューマエレクトロニクス㈱が3.0%の株式を保有している。

　（注）　1．主要な事業の内容欄には、事業の種類別セグメントの名称を記載している。
　　　　　2．議決権の所有割合欄の括弧内数字は、間接所有割合で内数である。
　　　　　3．平成20年4月1日付で、白物家電事業全体のマーケティング機能及び生活家電事業、三洋電機販売㈱のコンシューマ完成品に関する営業機能を、鳥取三洋電機㈱に集約し、社名を三洋電機コンシューマエレクトロニクス㈱に変更した。同社は有価証券報告書提出会社である。
　　　　　4．平成20年4月1日付で、当社の民生用洗浄機器事業及び連結子会社である三洋電機テクノクリエイト㈱の業務用洗浄機器事業の分割により設立した。

　また、当第1四半期連結会計期間において携帯電話事業を京セラ㈱に譲渡したことにより、連結子会社であった三洋パーソナル通信（マレーシア）㈱及びサンヨー・テレコム・コーポレーション・オブ・アメリカは子会社ではなくなった。

4 【従業員の状況】

(1) 連結会社の状況

平成20年6月30日現在

従業員数（人）	98,688

(注) 従業員数は、就業人員数を表示している。

(2) 提出会社の状況

平成20年6月30日現在

従業員数（人）	9,647

(注) 1. 従業員数は、就業人員数を表示している。
2. 従業員数が当第1四半期会計期間において1,176名減少したのは、主に携帯電話事業の事業譲渡に伴う転籍によるものである。

第2 【事業の状況】

1 【生産、受注及び販売の状況】

(1) 生産実績

当第1四半期連結会計期間における生産実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメントの名称	金額（百万円）
コンシューマ部門	197,144
コマーシャル部門	63,510
コンポーネント部門	239,861
その他部門	9,553
合計	510,068

（注）1．金額は販売価格によっており、セグメント間の取引が含まれている。

　　　2．上記の金額には、消費税等は含まれていない。

　　　3．非継続事業に係る金額は除外している。

(2) 受注状況

原則として需要見込生産を行っている。

(3) 販売実績

当第1四半期連結会計期間における販売実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメントの名称	金額（百万円）
コンシューマ部門	179,018
コマーシャル部門	60,848
コンポーネント部門	233,261
その他部門	27,096
消去	△3,811
合計	496,412

（注）1．「その他部門」には、「その他の営業収益」が含まれている。

　　　2．上記の金額には、セグメント間の取引が含まれている。

　　　3．上記の金額には、消費税等は含まれていない。

　　　4．非継続事業に係る金額は除外している。

当第１四半期連結会計期間において、経営上の重要な契約等の決定又は締結等はない。

3 【財政状態及び経営成績の分析】

(1) 業績の状況
　当第１四半期連結会計期間の世界経済は、米国では住宅建設の減少等により景気減速懸念が強まったが、中国を中心とするアジアでは景気拡大が継続し、欧州でも緩やかな景気回復基調にあり、全般的に景気は回復している。
　一方、わが国経済は、個人消費が横ばいとなり、円高や原油をはじめとする原材料価格の高騰など、経済を下押しするリスクが高まっており不透明感が増してきている。
　このような中、当社グループは、「環境・エナジー先進メーカー」への変革を目指し、全社一丸となり収益の向上に努めてきた。また、平成19年11月に策定した中期経営戦略「マスタープラン」に基づく、平成20年度からの３ヵ年の中期経営計画の一環として、平成20年４月、携帯電話事業の京セラ㈱への事業譲渡、完成品事業の収益拡大を目指した家電事業の機能集約、従来の事業グループ制の廃止など大幅な事業再編・組織変更を実施した。
　当第１四半期連結会計期間の連結売上高は、479,676百万円となり、その他の営業収益は16,736百万円となった。利益面では、円高や原材料価格の高騰などにより、継続事業税金等調整前四半期純利益は2,462百万円となったが、携帯電話事業売却等による非継続事業四半期純利益27,150百万円を計上し、四半期純利益は28,248百万円となった。

　事業の種類別セグメントの業績は次のとおりである。

　コンシューマ部門においては、エアコン、プロジェクターなどの売上が減少したものの、テレビやデジタルカメラなどの海外での売上が増加した。この結果、当部門の売上高は179,018百万円、営業損失は1,109百万円となった。
　コマーシャル部門においては、大型エアコンの売上が国内で減少したが、海外では好調に推移した。この結果、当部門の売上高は60,848百万円となり、営業利益は205百万円となった。
　コンポーネント部門においては、半導体や光ピックアップの売上は減少したものの、二次電池や太陽電池などの売上が増加した。この結果、当部門の売上高は233,261百万円となり、営業利益は13,808百万円となった。
　その他部門の売上高及びその他の営業収益は27,096百万円となり、営業損失は208百万円となった。

　所在地別セグメントの業績は次のとおりである。

　国内では、円高や原材料価格の高騰などにより、売上高及びその他の営業収益は375,250百万円となり、営業利益は5,657百万円となった。
　アジアでは、売上高及びその他の営業収益は236,738百万円となり、営業利益は4,798百万円となった。
　北米では、売上高及びその他の営業収益は66,372百万円となり、営業利益は1,933百万円となった。
　その他地域における売上高及びその他の営業収益は56,818百万円となり、営業利益は1,224百万円となった。

　当第１四半期連結会計期間末における財政状態は次のとおりである。

＜資産＞
　当第１四半期連結会計期間末の総資産は1,656,500百万円となり、前年度末比27,337百万円減少した。
　これは、棚卸資産が前年度末比26,497百万円増加した反面、売却予定資産が前年度末比53,715百万円減少したことや受取手形及び売掛金が前年度末比8,005百万円減少したことなどによるものである。

＜負債及び資本＞
　当第１四半期連結会計期間末の負債総額は1,306,572百万円となり、前年度末比42,828百万円減少した。
　これは、一年内返済長期負債が前年度末比24,728百万円、未払退職・年金費用が前年度末比8,642百万円増加した反面、社債及び長期借入金が前年度末比52,683百万円、売却予定負債が前年度末比37,182百万円減少したことなどによるものである。
　当第１四半期連結会計期間末の資本合計は325,375百万円となり、前年度末比17,332百万円増加した。
　これは、四半期純利益28,248百万円が計上された反面、その他の包括利益累計額が前年度末比7,564百万円減少したことなどによるものである。

(2) キャッシュ・フロー

当第1四半期連結会計期間における現金及び現金等価物（以下「資金」という。）は、前年度末比2,247百万円減少し、278,459百万円となった。

（営業活動によるキャッシュ・フロー）

当第1四半期連結会計期間における営業活動による資金支出は3,178百万円となった。これは、棚卸資産の増加による資金支出が24,993百万円、受取手形及び売掛金の減少による資金収入が6,491百万円、支払手形及び買掛金の増加による資金収入が11,172百万円となったことなどによる。

（投資活動によるキャッシュ・フロー）

当第1四半期連結会計期間における投資活動による資金収入は26,161百万円となった。これは、有形固定資産の購入による資金支出が14,057百万円、事業譲渡による資金収入が40,200百万円となったことなどによる。

（財務活動によるキャッシュ・フロー）

当第1四半期連結会計期間における財務活動による資金支出は27,627百万円となった。これは、長期負債の返済による資金支出が30,415百万円、長期負債の増加による資金収入が3,492百万円となったことなどによる。

なお、「営業活動によるキャッシュ・フロー」と「投資活動によるキャッシュ・フロー」を合計したフリー・キャッシュ・フローは22,983百万円の資金収入となった。

(3) 事業上及び財務上の対処すべき課題

当第1四半期連結会計期間において、当社グループが対処すべき課題について重要な変更はない。

なお、当社グループでは、過年度の有価証券報告書の訂正問題に対し、その再発防止に向けた取り組みとして、引き続き、ガバナンス体制や内部統制のさらなる強化を図っており、財務・経理体制の強化を含めた社内体制整備を徹底して推進している。

(4) 研究開発活動

当第1四半期連結会計期間における研究開発費は19,984百万円である。

第3 【設備の状況】

(1) 主要な設備の状況

当第1四半期連結会計期間において、主要な設備に重要な異動はない。

(2) 設備の新設、除却等の計画

当第1四半期連結会計期間において、前連結会計年度末に計画した重要な設備の新設、除却等について、重要な変更はない。また、新たに確定した重要な設備の新設、拡充、改修、除却、売却等の計画はない。

(1) 主要な設備の状況

第4 【提出会社の状況】

1 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	発行可能株式総数（株）
普通株式	7,060,300,000
A種優先株式	182,600,000
B種優先株式	246,100,000
計	7,489,000,000

② 【発行済株式】

種類	第1四半期会計期間末現在発行数（株）（平成20年6月30日）	提出日現在発行数（株）（平成20年8月8日）	上場金融商品取引所名又は登録認可金融商品取引業協会名	内容
普通株式	1,872,338,099	1,872,338,099	東京証券取引所（市場第一部）大阪証券取引所（市場第一部）	－
A種優先株式	182,542,200	182,542,200	－	（注）1
B種優先株式	246,029,300	246,029,300	－	（注）1
計	2,300,909,599	2,300,909,599	－	－

（注） 1．A種優先株式及びB種優先株式の内容は次のとおりである。

A種優先株式
  (1) 株式の名称
    三洋電機株式会社第1回A種優先株式
  (2) 発行株式数
    182,542,200株
  (3) 発行価額
    1株につき700円
  (4) 発行価額の総額
    127,779,540,000円
  (5) 発行価額中資本に組入れない額
    1株につき350円
  (6) 資本組入額の総額
    63,889,770,000円
  (7) 申込期日
    平成18年3月14日または取締役会決議により別途定める日
  (8) 払込期日
    平成18年3月14日または取締役会決議により別途定める日
  (9) 配当起算日
    平成18年3月14日

第三者割当ての方法により、大和証券エスエムビーシープリンシパル・インベストメンツ株式会社（または大和証券エスエムビーシープリンシパル・インベストメンツ株式会社の100%子会社）に対して89,804,900株、オーシャンズ・ホールディングス有限会社（またはゴールドマン・サックス・グループの他の関連会社）に対して89,804,900株、株式会社三井住友銀行に対して2,932,400株をそれぞれ割当てる。

(11) 期末配当

当社は、定款第42条に定める剰余金の配当をするときは、第1回A種優先株式を有する株主(以下「第1回A種優先株主」という。)または第1回A種優先株式の登録株式質権者(以下「第1回A種優先登録株式質権者」という。)に対して、第1回A種優先株式1株当たり、普通株式1株当たりの配当金に、その時点における第1回A種優先株式転換比率(下記(15)①において定められる。)を乗じて得られる額(以下「第1回A種配当金」という。)を、普通株式を有する株主(以下「普通株主」という。)または普通株式の登録株式質権者(以下「普通登録株式質権者」という。)及び第1回B種優先株式を有する株主(以下「第1回B種優先株主」という。)または第1回B種優先株式の登録株式質権者(以下「第1回B種優先登録株式質権者」という。)と同順位にてする。ただし、平成18年3月末日に終了する決算期に係る剰余金の配当については、払込期日から起算するものとする。

(12) 中間配当

当社は、定款第43条に定める剰余金の配当をするときは、第1回A種優先株主または第1回A種優先登録株式質権者に対して、第1回A種優先株式1株当たり、普通株式1株当たりの中間配当金に、その時点における第1回A種優先株式転換比率を乗じて得られる額の剰余金の配当を、普通株主または普通登録株式質権者及び第1回B種優先株主または第1回B種優先登録株式質権者と同順位にてする。

(13) 残余財産の分配

①当社は、残余財産の分配をする場合には、第1回A種優先株主または第1回A種優先登録株式質権者に対して、普通株主または普通登録株式質権者に先立ち、第1回B種優先株主及び第1回B種優先登録株式質権者と同順位にて、第1回A種優先株式1株当たり700円(以下「第1回A種優先残余財産分配額」という。)を分配する。

②当社は、前号に基づく残余財産の分配後、さらに残余する財産があるときは、第1回A種優先株主または第1回A種優先登録株式質権者に対して、第1回A種優先株式1株当たり、普通株式1株当たりの残余財産分配額に、その時点における第1回A種優先株式転換比率を乗じて得られる額の残余財産を、普通株主または普通登録株式質権者及び第1回B種優先株主または第1回B種優先登録株式質権者と同順位にて分配する。

(14) 議決権

第1回A種優先株式は、株主総会において議決権を有する。

(15) 普通株式への転換請求権

①第1回A種優先株主は、当社に対し、平成19年3月14日以降、平成38年3月13日までの間(以下「第1回A種優先株式転換請求権行使期間」という。)、当該第1回A種優先株主が有する第1回A種優先株式を取得し、これと引換えに、第1回A種優先株式1株につき10株の割合(以下「第1回A種優先株式転換比率」という。ただし、第②号に従い変更された場合には、当該変更後の比率を「第1回A種優先株式転換比率」という。)で普通株式を交付すること（当社が取得請求権付株式を取得し、これと引換えに普通株式を交付することを、以下「転換」という。）を請求することができる。

②第1回A種優先株式転換比率は、合併、株式交換、株式移転、または会社分割その他当社の普通株式の発行済株式の総数が変更する事由が生じる場合で、第1回A種優先株主の権利・利益に鑑みての実質的公平の観点から当該転換比率の調整が必要とされる場合には、取締役会が適切と判断する転換比率に変更される。

なお、かかる変更後の第1回A種優先株式の転換比率による第1回A種優先株式の転換により交付すべき普通株式の数の算出に当たって1株に満たない端数があるときは、会社法第167条第3項の規定に従いこれを取り扱う。

(16) 強制転換

当社は、取締役会の決定により、第1回A種優先株式転換請求権行使期間中に転換の請求のなかった第1回A種優先株式について、平成38年3月14日を経過した場合には、取締役会が定める当該日を経過した後の日をもって当該転換の請求のなかった第1回A種優先株式の全てを取得し、これと引換えに、第1回A種優先株式1株につき、その時点における第1回A種優先株式転換比率で普通株式を交付することができる。

①当社は、株式の併合または分割をするときは、普通株式、第1回A種優先株式及び第1回B種優先株式ごとに、同時に同一の割合でこれをする。当社は、株主に募集株式もしくは募集新株予約権（新株予約権付社債を含む。以下同じ。）の割当てを受ける権利を与えるときは、各々の場合に応じて、普通株主には普通株式または普通株式を目的とする新株予約権の割当てを受ける権利を、第1回A種優先株主には第1回A種優先株式または第1回A種優先株式を目的とする新株予約権の割当てを受ける権利を、第1回B種優先株主には第1回B種優先株式または第1回B種優先株式を目的とする新株予約権の割当てを受ける権利を、それぞれ同時に同一の割合で第1回A種優先株主の権利・利益に鑑みての実質的に公平な割当額、行使価額その他の条件により与える。当社は、株式無償割当てまたは新株予約権無償割当てをするときは、各々の場合に応じて、普通株主には普通株式の株式無償割当てまたは普通株式を目的とする新株予約権の新株予約権無償割当てを、第1回A種優先株主には第1回A種優先株式の株式無償割当てまたは第1回A種優先株式を目的とする新株予約権の新株予約権無償割当てを、第1回B種優先株主には第1回B種優先株式の株式無償割当てまたは第1回B種優先株式を目的とする新株予約権の新株予約権無償割当てを、それぞれ同時に同一の割合でする。

②株式の分割がなされたときは、第1回A種優先残余財産分配額は、以下の算式により計算される残余財産分配額に調整される。

$$\text{調整後の第1回A種優先残余財産分配額} = \text{調整前の第1回A種優先残余財産分配額} \times \frac{\text{分割前の第1回A種優先株式数}}{\text{分割後の第1回A種優先株式数}}$$

③株式の併合がなされたときは、第1回A種優先残余財産分配額は、以下の算式により計算される残余財産分配額に調整される。

$$\text{調整後の第1回A種優先残余財産分配額} = \text{調整前の第1回A種優先残余財産分配額} \times \frac{\text{併合前の第1回A種優先株式数}}{\text{併合後の第1回A種優先株式数}}$$

④株主に募集株式の割当てを受ける権利を与えた株式の交付または株式無償割当てがなされたときは、第1回A種優先残余財産分配額は、以下の算式により計算される残余財産分配額に調整される。なお、以下の式で用いる上記(3)に定める第1回A種優先株式の1株当たりの発行価額または調整前の第1回A種優先株式の1株当たりの払込価額は、第1回A種優先株式の分割、併合またはこれに類する事由があった場合には、合理的な調整を行うものとする。

$$\text{調整後の第1回A種優先残余財産分配額} = \text{調整前の第1回A種優先残余財産分配額} \times \frac{(\text{上記(3)に定める第1回A種優先株式の1株当たりの発行価額} \times \text{株式交付前の第1回A種優先株式数}) + (\text{新たに交付された第1回A種優先株式の1株当たりの払込価額} \times \text{新たに交付された第1回A種優先株式数})}{\text{上記(3)に定める第1回A種優先株式の1株当たりの発行価額} \times \text{株式交付後の第1回A種優先株式数}}$$

ただし、二回目以降に関しては、上記の算式中の「上記(3)に定める第1回A種優先株式の1株当たりの発行価額」は、以下の算式により計算される「調整後の第1回A種優先株式の1株当たりの払込価額」に読み替えられるものとする。

$$\text{調整後の第1回A種優先株式の1株当たりの払込価額} = \frac{(\text{調整前の第1回A種優先株式の1株当たりの払込価額} \times \text{前回の株式交付前の第1回A種優先株式数}) + (\text{前回の新たに交付された第1回A種優先株式の1株当たりの払込価額} \times \text{前回の新たに交付された第1回A種優先株式数})}{\text{前回の株式交付後の第1回A種優先株式数}}$$

⑤株主に募集新株予約権の割当てを受ける権利を与えた新株予約権の交付または新株予約権無償割当てがなされたときは、第1回A種優先残余財産分配額は、上記④に定めるところに準じて適切に調整される。

⑥上記②乃至⑤の調整額の算定については、円位未満小数第3位まで算出し、その小数第3位を四捨五入する。

(1) 株式の名称

三洋電機株式会社第1回B種優先株式

(2) 発行株式数

246,029,300株

(3) 発行価額

1株につき700円

(4) 発行価額の総額

172,220,510,000円

(5) 発行価額中資本に組入れない額

1株につき350円

(6) 資本組入額の総額

86,110,255,000円

(7) 申込期日

平成18年3月14日または取締役会決議により別途定める日

(8) 払込期日

平成18年3月14日または取締役会決議により別途定める日

(9) 配当起算日

平成18年3月14日

(10) 割当方法

第三者割当ての方法により、大和証券エスエムビーシープリンシパル・インベストメンツ株式会社（または大和証券エスエムビーシープリンシパル・インベストメンツ株式会社の100%子会社）に対して88,766,600株、オーシャンズ・ホールディングス有限会社（またはゴールドマン・サックス・グループの他の関連会社）に対して88,766,600株、株式会社三井住友銀行に対して68,496,100株をそれぞれ割当てる。

(11) 期末配当

当社は、定款第42条に定める剰余金の配当をするときは、第1回B種優先株式を有する株主(以下「第1回B種優先株主」という。)または第1回B種優先株式の登録株式質権者(以下「第1回B種優先登録株式質権者」という。)に対して、第1回B種優先株式1株当たり、普通株式1株当たりの配当金に、その時点における第1回B種優先株式転換比率(下記(15)①において定められる。)を乗じて得られる額(以下「第1回B種配当金」という。)を、普通株式を有する株主(以下「普通株主」という。)または普通株式の登録株式質権者(以下「普通登録株式質権者」という。)及び第1回A種優先株式を有する株主(以下「第1回A種優先株主」という。)または第1回A種優先株式の登録株式質権者(以下「第1回A種優先登録株式質権者」という。)と同順位にてする。ただし、平成18年3月末日に終了する決算期に係る剰余金の配当については、払込期日から起算するものとする。

(12) 中間配当

当社は、定款第43条に定める剰余金の配当をするときは、第1回B種優先株主または第1回B種優先登録株式質権者に対して、第1回B種優先株式1株当たり、普通株式1株当たりの中間配当金に、その時点における第1回B種優先株式転換比率を乗じて得られる額の剰余金の配当を、普通株主または普通登録株式質権者及び第1回A種優先株主または第1回B種優先登録株式質権者と同順位にてする。

(13) 残余財産の分配

①当社は、残余財産の分配をする場合には、第1回B種優先株主または第1回B種優先登録株式質権者に対して、普通株主または普通登録株式質権者に先立ち、第1回A種優先株主及び第1回B種優先登録株式質権者と同順位にて、第1回B種優先株式1株当たり700円(以下「第1回B種優先残余財産分配額」という。)を分配する。

②当社は、前号に基づく残余財産の分配後、さらに残余する財産があるときは、第1回B種優先株主または第1回B種優先登録株式質権者に対して、第1回B種優先株式1株当たり、普通株式1株当たりの残余財産分配額に、その時点における第1回B種優先株式転換比率を乗じて得られる額の残余財産を、普通株主または普通登録株式質権者及び第1回A種優先株主または第1回A種優先登録株式質権者と同順位にて分配する。

(14) 議決権

第1回B種優先株主は、法令に別段の定めがある場合を除き、株主総会において議決権を有しない。

①第１回Ｂ種優先株主は、当社に対し、上記(8)に定める払込期日の翌日以降、平成38年３月13日までの間(以下「第１回Ｂ種優先株式転換請求権行使期間」という。)、当該第１回Ｂ種優先株主が有する第１回Ｂ種優先株式を取得し、これと引換えに、第１回Ｂ種優先株式１株につき10株の割合(以下「第１回Ｂ種優先株式転換比率」という。ただし、第②号に従い変更された場合には、当該変更後の比率を「第１回Ｂ種優先株式転換比率」という。)で普通株式を交付すること（当社が取得請求権付株式を取得し、これと引換えに普通株式を交付することを、以下「転換」という。)を請求することができる。

②第１回Ｂ種優先株式転換比率は、合併、株式交換、株式移転、または会社分割その他当社の普通株式の発行済株式の総数が変更する事由が生じる場合で、第１回Ｂ種優先株主の権利・利益に鑑みての実質的公平の観点から当該転換比率の調整が必要とされる場合には、取締役会が適切と判断する転換比率に変更される。

なお、かかる変更後の第１回Ｂ種優先株式の転換比率による第１回Ｂ種優先株式の転換により交付すべき普通株式の数の算出に当たって１株に満たない端数があるときは、会社法第167条第３項の規定に従いこれを取り扱う。

(16) 強制転換

当社は、取締役会の決定により、第１回Ｂ種優先株式転換請求権行使期間中に転換の請求のなかった第１回Ｂ種優先株式について、平成38年３月14日を経過した場合には、取締役会が定める当該日を経過した後の日をもって当該転換の請求のなかった第１回Ｂ種優先株式の全てを取得し、これと引換えに、第１回Ｂ種優先株式１株につき、その時点における第１回Ｂ種優先株式転換比率で普通株式を交付することができる。

(17) 株式の併合及び分割、募集株式等の割当て等

①当社は、株式の併合または分割をするときは、普通株式、第１回Ａ種優先株式及び第１回Ｂ種優先株式ごとに、同時に同一の割合でこれをする。当社は、株主に募集株式もしくは募集新株予約権（新株予約権付社債を含む。以下同じ。）の割当てを受ける権利を与えるときは、各々の場合に応じて、普通株主には普通株式または普通株式を目的とする新株予約権の割当てを受ける権利を、第１回Ａ種優先株主には第１回Ａ種優先株式または第１回Ａ種優先株式を目的とする新株予約権の割当てを受ける権利を、第１回Ｂ種優先株主には第１回Ｂ種優先株式または第１回Ｂ種優先株式を目的とする新株予約権の割当てを受ける権利を、それぞれ同時に同一の割合で第１回Ｂ種優先株主の権利・利益に鑑みての実質的に公平な割当価額、行使価額その他の条件により与える。当社は、株式無償割当てまたは新株予約権無償割当てをするときは、各々の場合に応じて、普通株主には普通株式の株式無償割当てまたは普通株式を目的とする新株予約権の新株予約権無償割当てを、第１回Ａ種優先株主には第１回Ａ種優先株式の株式無償割当てまたは第１回Ａ種優先株式を目的とする新株予約権の新株予約権無償割当てを、第１回Ｂ種優先株主には第１回Ｂ種優先株式の株式無償割当てまたは第１回Ｂ種優先株式を目的とする新株予約権の新株予約権無償割当てを、それぞれ同時に同一の割合でする。

②株式の分割もしくは併合、株主に募集株式の割当てを受ける権利を与えた株式の交付もしくは株式無償割当て、または、株主に募集新株予約権の割当てを受ける権利を与えた募集新株予約権の交付もしくは新株予約権無償割当てがなされたときの、第１回Ｂ種優先残余財産分配額の調整については、第１回Ａ種優先株式発行要項第(17)項第②乃至⑥の規定を、それぞれ「第１回Ａ種優先株式」を「第１回Ｂ種優先株式」、「第１回Ａ種優先残余財産分配額」を「第１回Ｂ種優先残余財産分配額」と読み替えて適用する。

（２）【新株予約権等の状況】

該当事項なし。

該当事項なし。

（４）【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数（千株）	発行済株式総数残高（千株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成20年4月1日～平成20年6月30日	－	普通株式 1,872,338 A種優先株式 182,542 B種優先株式 246,029	－	322,242	－	384,771

（５）【大株主の状況】
　　当第１四半期連結会計期間において、大株主の異動は把握していない。

当第1四半期会計期間末現在の「議決権の状況」については、株主名簿の記載内容が確認できないため、記載することができないことから、直前の基準日（平成20年3月31日）に基づく株主名簿による記載をしている。

①【発行済株式】

(平成20年3月31日現在)

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	B種優先株式 246,029,300	－	（注）2
議決権制限株式（自己株式等）	－	－	－
議決権制限株式（その他）	－	－	－
完全議決権株式（自己株式等）	普通株式 20,096,000	－	－
完全議決権株式（その他）	普通株式（注）1 1,841,038,000 A種優先株式 182,542,200	普通株式 1,840,841 A種優先株式 1,825,422	（注）2
単元未満株式	普通株式 11,204,099	－	一単元（1,000株）未満の株式
発行済株式総数	2,300,909,599	－	－
総株主の議決権	－	3,666,263	－

(注) 1．証券保管振替機構名義の株式 195,000株及び株主名簿上は当社名義となっているが実質的に所有していない株式 2,000株が含まれているが、当該株式には議決権はない。
　　　2．優先株式の内容については、（1）「株式の総数等」②「発行済株式」に記載している。

②【自己株式等】

(平成20年3月31日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（%）
三洋電機㈱	大阪府守口市	18,585,000	－	18,585,000	0.99
サン電子工業㈱	大阪府四條畷市	419,000	－	419,000	0.02
冨田電機㈱	群馬県邑楽郡	408,000	－	408,000	0.02
滋賀電機㈱	滋賀県草津市	210,000	－	210,000	0.01
㈱太田治工	群馬県邑楽郡	154,000	－	154,000	0.01
エスティシー㈱	群馬県伊勢崎市	100,000	－	100,000	0.01
湖南電機㈱	滋賀県草津市	97,000	－	97,000	0.01
赤石工業㈱	栃木県足利市	63,000	－	63,000	0.00
旭鍍金工業㈱	大阪市旭区	29,000	－	29,000	0.00
大阪中央三洋特機販売㈱	大阪市北区	24,000	－	24,000	0.00
三重三洋特機販売㈱	三重県松阪市	5,000	－	5,000	0.00
㈱サンエイ	東京都板橋区	2,000	－	2,000	0.00
計	－	20,096,000	－	20,096,000	1.07

(注) 1．このほか、株主名簿上は当社名義となっているが実質的に所有していない株式が 2,000株ある。
　　　　なお、当該株式数は「発行済株式」の「完全議決権株式（その他）」の中に含まれている。
　　　2．発行済株式総数に対する所有株式数の割合は普通株式によるものである。

2 【株価の推移】

【当該四半期累計期間における月別最高・最低株価】

月別	平成20年 4月	5月	6月
最高（円）	263	297	294
最低（円）	208	242	247

（注） 株価は、東京証券取引所市場第一部による。

3 【役員の状況】

前事業年度の有価証券報告書の提出日後、当四半期報告書の提出日までにおいて、役員の異動はない。

第5 【経理の状況】

四半期連結財務諸表の作成方法について

　　当社の四半期連結財務諸表は、「四半期連結財務諸表の用語、様式及び作成方法に関する規則」(平成19年
内閣府令第64号。以下「四半期連結財務諸表規則」という。)第93条の規定により、米国において一般に公正妥当と認
められた会計原則による用語、様式及び作成方法に基づいて作成している。

　　ただし、セグメント情報については四半期連結財務諸表規則に基づいて作成している。

監査証明について

　　当社は、金融商品取引法第193条の2第1項の規定に基づき、当第1四半期連結累計期間（自 平成20年4月1日
至 平成20年6月30日）の四半期連結財務諸表について、あずさ監査法人による四半期レビューを受けている。

1 【四半期連結財務諸表】

    (1) 【四半期連結貸借対照表】

区分	注記番号	当第1四半期連結会計期間末 (平成20年6月30日) 金額(百万円)	構成比 (%)	前連結会計年度末 (平成20年3月31日) 金額(百万円)	構成比 (%)
(資産の部)					
Ⅰ 流動資産					
1.現金及び預金		120,445		204,237	
2.定期預金		158,014		76,469	
小計		278,459		280,706	
3.有価証券		1,771		2,188	
4.受取手形及び売掛金		366,571		374,576	
5.持分法適用会社に対する 受取手形及び売掛金		37,393		33,756	
6.貸倒引当金		△8,343		△7,954	
7.棚卸資産	(注4)	312,662		286,165	
8.繰延税金		7,905		6,687	
9.売却予定資産	(注3)	3,193		56,908	
10.その他		70,384		60,887	
流動資産合計		1,069,995	64.6	1,093,919	65.0
Ⅱ 投資及び貸付金					
1.持分法適用会社に対する投資 及び貸付金		43,754		46,877	
2.投資有価証券及びその他の投資		33,573		30,736	
投資及び貸付金合計		77,327	4.7	77,613	4.6
Ⅲ 有形固定資産	(注6)				
1.建物		384,555		382,416	
2.機械及びその他		773,470		778,019	
小計		1,158,025		1,160,435	
3.減価償却累計額		△823,643		△819,036	
差引計		334,382		341,399	
4.土地		89,908		90,663	
5.建設仮勘定		15,568		11,554	
有形固定資産合計		439,858	26.6	443,616	26.3
Ⅳ 長期繰延税金		12,158	0.7	10,686	0.6
Ⅴ その他の資産	(注5)	57,162	3.4	58,003	3.5
資産合計		1,656,500	100.0	1,683,837	100.0

区分	注記番号	金額（百万円） （平成20年6月30日）	構成比 (%)	金額（百万円） （平成20年3月31日）	構成比 (%)
（負債の部）					
I 流動負債					
1．短期借入金		165,594		166,570	
2．一年以内に期限の到来する 社債及び長期借入金	（注8）	93,375		68,647	
3．支払手形及び買掛金		362,107		359,008	
4．未払金及び未払費用		142,718		148,274	
5．持分法適用会社に対する 支払手形及び買掛金		6,447		4,896	
6．設備関係支払手形及び未払金		29,809		24,694	
7．未払税金		5,146		7,016	
8．売却予定負債	（注3）	3,267		40,449	
9．その他		55,890		43,775	
流動負債合計		864,353	52.2	863,329	51.2
II 固定負債					
1．社債及び長期借入金	（注8）	218,437		271,120	
2．未払退職・年金費用		208,239		199,597	
3．長期繰延税金		9,097		8,961	
4．その他		6,446		6,393	
固定負債合計		442,219	26.7	486,071	28.9
負債合計		1,306,572	78.9	1,349,400	80.1
（少数株主持分）					
少数株主持分		24,553	1.5	26,394	1.6
（契約債務及び偶発債務）					
契約債務及び偶発債務	（注9）				

		当第１四半期連結会計期間末 （平成20年６月30日）		前連結会計年度末 （平成20年３月31日）	
区分	注記番号	金額（百万円）	構成比 (%)	金額（百万円）	構成比 (%)
（資本の部）					
Ⅰ 資本金					
1.普通株式		172,242	10.4	172,242	10.2
授権株式数					
平成20年６月30日 　　7,060,300,000株					
平成20年３月31日 　　7,060,300,000株					
発行済株式数					
平成20年６月30日 　　1,872,338,099株					
平成20年３月31日 　　1,872,338,099株					
2.優先株式		150,000	9.1	150,000	8.9
授権株式数					
平成20年６月30日 　A種株式　182,600,000株 　B種株式　246,100,000株					
平成20年３月31日 　A種株式　182,600,000株 　B種株式　246,100,000株					
発行済株式数					
平成20年６月30日 　A種株式　182,542,200株 　B種株式　246,029,300株					
平成20年３月31日 　A種株式　182,542,200株 　B種株式　246,029,300株					
資本金合計		322,242	19.5	322,242	19.1
Ⅱ 資本剰余金		781,951	47.2	781,951	46.5
Ⅲ 利益剰余金	（注2）	△580,909	△35.1	△604,626	△35.9
Ⅳ その他の包括損失累計額	（注2・7）	△191,392	△11.6	△183,828	△10.9
		331,892	20.0	315,739	18.8
Ⅴ 自己株式		△6,517	△0.4	△7,696	△0.5
平成20年６月30日 　　16,351,837株					
平成20年３月31日 　　19,230,255株					
資本合計		325,375	19.6	308,043	18.3
負債, 少数株主持分及び 　資本合計		1,656,500	100.0	1,683,837	100.0

(2) 【四半期連結損益計算書】

区分	注記番号	当第1四半期連結累計期間 (自 平成20年4月1日 至 平成20年6月30日) 金額（百万円）	百分比 （％）
Ⅰ 収益			
1．売上高		479,676	100.0
2．その他の営業収益		16,736	3.5
3．受取利息及び配当金		1,133	0.2
4．その他		7,427	1.6
収益合計		504,972	105.3
Ⅱ 売上原価及び費用			
1．売上原価		408,136	85.1
2．販売費及び一般管理費		83,279	17.4
3．支払利息		3,345	0.7
4．その他	(注11)	7,750	1.6
売上原価及び費用合計		502,510	104.8
Ⅲ 継続事業税金等調整前四半期純利益		2,462	0.5
Ⅳ 法人税等		503	0.1
Ⅴ 継続事業少数株主持分損益控除前四半期純利益		1,959	0.4
Ⅵ 少数株主持分損益		861	0.2
Ⅶ 継続事業四半期純利益		1,098	0.2
Ⅷ 非継続事業	(注3)		
1．非継続事業税金等調整前四半期純利益		27,945	5.8
2．法人税等		795	0.1
非継続事業四半期純利益		27,150	5.7
Ⅸ 四半期純利益		28,248	5.9
基本的1株当たり四半期純利益	(注10)		
継続事業四半期純利益		0.18円	
非継続事業四半期純利益		4.42円	
四半期純利益		4.60円	
希薄化後1株当たり四半期純利益	(注10)		
継続事業四半期純利益		0.18円	
非継続事業四半期純利益		4.42円	
四半期純利益		4.60円	

(3) 【四半期連結キャッシュ・フロー計算書】

区分	注記番号	当第1四半期連結累計期間 (自 平成20年4月1日 至 平成20年6月30日) 金額（百万円）
I 営業活動によるキャッシュ・フロー		
1．四半期純利益		28,248
2．営業活動によるキャッシュ・フローの調整項目		
(1) 減価償却費及びその他の償却費		19,903
(2) 有価証券及び投資有価証券売却益		△1,539
(3) 有価証券及び投資有価証券評価損		309
(4) 固定資産減損		138
(5) 固定資産売却損		386
(6) 繰延税金		△1,798
(7) 持分法による投資損益		471
(8) 資産及び負債の変動額		
・受取手形及び売掛金の減少		6,491
・棚卸資産の増加		△24,993
・その他流動資産の減少		3,152
・その他の資産の増加		△287
・支払手形及び買掛金の増加		11,172
・未払税金の減少		△2,043
・その他流動負債の減少		△2,761
(9) その他（純額）		△40,027
営業活動によるキャッシュ・フロー計		△3,178
II 投資活動によるキャッシュ・フロー		
1．売却可能有価証券の購入		△13
2．満期保有目的有価証券の購入		△4,705
3．売却可能有価証券の売却		35
4．満期保有目的有価証券の償還		5,162

区分	注記番号	金額（百万円）
５．有形固定資産の売却代金		234
６．有形固定資産の購入による支払額		△14,057
７．定期預金の増減		△287
８．事業譲渡による収入	（注３）	40,200
９．その他（純額）		△408
投資活動によるキャッシュ・フロー計		26,161
Ⅲ 財務活動によるキャッシュ・フロー		
１．短期借入金の減少額		△1,395
２．長期負債の増加による入金額		3,492
３．長期負債の返済額		△30,415
４．少数株主への配当金の支払額		△53
５．自己株式の売却額（純額）		744
財務活動によるキャッシュ・フロー計		△27,627
Ⅳ 為替相場変動による現金及び現金等価物への影響額		2,397
Ⅴ 現金及び現金等価物の純増減額		△2,247
Ⅵ 現金及び現金等価物の期首残高		280,706
Ⅶ 現金及び現金等価物の四半期末残高		278,459

補足情報

支払利息の支払額		3,217
法人税等の支払額（純額）		4,124

１．会計処理の原則及び手続並びに四半期連結財務諸表の表示方法

　　当社の四半期連結財務諸表は、会計原則審議会意見書（APB Opinions）、財務会計基準審議会（FASB）の基準書等、米国で一般に公正妥当と認められた会計原則に基づいて作成している。ただし、セグメント情報はわが国の四半期連結財務諸表規則に基づいて作成しており、米国財務会計基準審議会基準書第131号に基づくセグメント別財務報告は作成していない。

　　当社は、昭和44年にキュラソー預託証券（CDR）を発行するに当たり、昭和44年度に係る連結財務諸表を米国式で作成し株主等へ開示したが、それ以後継続して米国式連結財務諸表を作成し開示している。さらに昭和52年、米国店頭株式市場（NASDAQ）に米国預託証券（ADR）をアンスポンサードとして上場した際、米国証券取引委員会（SEC）に1934年証券取引所法に基づく米国証券取引委員会規則12ｇ３－２（ｂ）の適用申請を行い、承認されている。そのため、様式20－Fによる年次報告及び様式６－Kによる重要情報の開示は免除されているが、それに替わって米国式連結財務諸表を含むアニュアルレポート、セミアニュアルレポートをSECに提出している。

　　なお、当社は平成18年11月１日にADRのNASDAQ上場を廃止したが、上記のSECに承認された取扱は継続して適用されている。

　　当社が採用する会計処理の原則及び手続並びに四半期連結財務諸表の表示方法のうち、わが国の連結財務諸表原則及び四半期連結財務諸表規則に準拠して作成する場合との主要な相違内容は以下のとおりであり、金額的に重要なものについては継続事業税金等調整前四半期純利益（非継続事業利益を含む）に対する影響額を開示している。

(1) 固定資産の圧縮記帳

　　固定資産の圧縮記帳額は、その固定資産の取得原価に振戻している。

(2) 未払退職・年金費用

　　米国財務会計基準審議会基準書第87号「事業主の年金会計」及び第158号「確定給付型年金及びその他の退職後給付制度に関する事業主の会計－基準書第87号、第88号、第106号及び第132号（改訂）の改訂」に準拠して保険数理により計算された未払退職・年金費用の給付債務を計上しており、当第１四半期連結会計期間おける影響額は、4,571百万円（利益）である。

(3) デリバティブ

　　デリバティブの処理は、米国財務会計基準審議会基準書第133号「デリバティブ商品とヘッジ活動の会計」（同基準書第138号及び149号によって一部改訂）に準拠している。

(4) 包括利益

　　米国財務会計基準審議会基準書第130号「包括利益の報告」に準拠している。包括利益とは資本取引を除く資本勘定の増減と定義され、四半期（当期）純利益とその他の包括利益から構成されている。その他の包括利益には未実現有価証券評価損益、未実現デリバティブ評価損益、年金債務調整額、及び為替換算調整勘定の増減が含まれている。

(5) 収益認識

　　収益の認識については、SEC職員会計広報第104号「財務諸表上の収益の認識」に準拠している。

(6) 企業結合

　　企業結合の処理は、米国財務会計基準審議会基準書第141号「企業結合」に準拠している。

(7) のれん及びその他の無形固定資産

　　のれん及びその他の無形固定資産の処理は、米国財務会計基準審議会基準書第142号「のれん及びその他の無形固定資産」に準拠している。

(8) 有益転換権

　　優先株式の有益転換権の処理は、米国発生問題専門委員会基準書98－05号「有益転換権もしくは偶発的調整可能転換率のある転換証券の会計処理」及び00－27号「特定の転換可能手段に対する米国発生問題専門委員会基準書98－05号の適用」に準拠している。

米国財務会計基準審議会基準書13号「リースの会計処理」に基づき、リース取引の契約内容が一定のキャピタル・リースの条件に該当する場合には、最低リース支払総額の現在価値またはリース資産の公正価値を、有形固定資産及びキャピタル・リース未払金に計上している。当該資産が償却資産の場合は、リース期間または見積耐用年数にわたり減価償却をしている。また、リース料支払額とキャピタル・リース未払金の取崩額との差額は支払利息に計上している。

(10) 新株発行費

新株発行費は、資本勘定の控除項目として処理することが米国の慣行であることから、これを費用として処理せず、税効果考慮後の額を資本剰余金から直接控除している。

(11) 有価証券

一定の条件を充たす負債証券及び持分証券の処理は、米国財務会計基準審議会基準書第115号「特定の負債証券及び持分証券への投資の会計処理」に準拠している。これにより、売却可能有価証券に分類された有価証券は公正価値により評価し、未実現評価損益は損益計算に含めず税効果控除後の金額でその他の包括利益累計額として表示している。満期保有目的有価証券に分類された有価証券は、償却原価により評価している。

(12) 少数株主持分

四半期連結貸借対照表上、少数株主持分は負債の部と資本の部の中間に独立の項目として表示している。

２．主要な会計処理の方針

(1) 連結の方針及び範囲

この四半期連結財務諸表は当社及び子会社すべてを連結したものである。

出資比率20％以上50％以下の会社に対する投資額については、未実現利益を控除した後、投資原価に未分配利益の持分を加えて評価している。

米国財務会計基準審議会による解釈指針第46号（平成15年12月改訂。以下「解釈指針第46号改」という。）「変動持分事業体の連結」に基づき、当社が主たる受益者となる変動持分事業体を連結する。連結にあたっては、連結会社間の重要な取引及び諸勘定はすべて消去している。当社が支配していないが、被投資会社に重要な影響を及ぼすと判断された場合は、持分法により評価する。

当第１四半期連結会計期間末の連結子会社は182社、持分法適用会社は59社である。

(2) 新しい会計基準

平成18年９月に、米国財務会計基準審議会は、基準書第157号「公正価値による測定」を発行した。当社グループでは、平成20年４月１日より適用している。基準書第157号適用による当社の経営成績及び財政状態への影響は軽微である。なお基準書第157号が求める開示については、記載を省略している。

平成18年９月に、米国財務会計基準審議会は、基準書第158号「確定給付型年金及びその他の退職後給付制度に関する事業主の会計－基準書第87号、第88号、第106号及び第132号（改訂）の改訂」を発行した。当社は、退職給付債務の測定日に関する規定を平成20年４月１日より適用している。この適用により、平成20年度期首において、四半期連結貸借対照表の「利益剰余金」が 4,095百万円、「その他の包括利益（損失）累計額」の年金債務調整額が 7,504百万円減少した。

平成19年２月に、米国財務会計基準審議会は、基準書第159号「金融資産及び金融負債に関する公正価値の選択－基準書第115号の改訂を含む」を発行した。当社では、平成20年４月１日より適用している。基準書第159号適用による当社の経営成績及び財政状態に与える重要な影響はない。

３．非継続事業

全社戦略に基づいた投資の選択と集中をすすめるため、当社は携帯電話事業を譲渡する最終契約を、平成20年１月21日に京セラ㈱との間で締結し、平成20年４月１日に同事業の会社分割による事業譲渡を完了した。

同事業譲渡対価の一部として当社は京セラ㈱より、平成20年４月１日に40,200百万円を受領した。現在協議中事項があることや、譲渡未済の子会社があることなどにより、同事業の売却益については一部未確定である。

当社は米国財務会計基準審議会基準書第144号に従い、携帯電話事業の営業成績を四半期連結損益計算書上、非継続事業として独立表示している。一部譲渡未済の資産及び負債については、四半期連結会計期間末及び前連結会計年度末の連結貸借対照表上、それぞれ売却予定資産及び売却予定負債として表示している。四半期連結キャッシュ・フロー計算書上は、非継続事業のキャッシュ・フローは独立表示せずに継続事業のキャッシュ・フローと合算して表示している。

なお、三洋電機コンシューマエレクトロニクス㈱については、KDDI㈱向けの携帯電話製造及び販売を平成20年10

ける商流の仲介業務を一部当面継続して行う予定である。

当第1四半期連結会計期間の組替表示された非継続事業の主要な財務情報は次のとおりである。

	金額（百万円）
売上高及びその他の営業収益	1,017
売上原価及び販売費及び一般管理費	1,314
非継続事業税金等調整前四半期純利益	27,945
法人税等	795
非継続事業四半期純利益	27,150

平成20年6月30日及び平成20年3月31日現在の携帯電話事業における売却予定資産及び売却予定負債の主な内訳は次のとおりである。

売却予定資産	当第1四半期連結会計期間末 （平成20年6月30日） 金額（百万円）	前連結会計年度末 （平成20年3月31日） 金額（百万円）
現金及び現金等価物	−	10,505
受取手形及び売掛金	−	15,695
棚卸資産	−	12,716
有形固定資産	−	11,466
その他の資産	3,193	6,526
合計	3,193	56,908

売却予定負債	当第1四半期連結会計期間末 （平成20年6月30日） 金額（百万円）	前連結会計年度末 （平成20年3月31日） 金額（百万円）
支払手形及び買掛金	−	23,250
未払金及び未払費用	3,267	12,984
その他の負債	−	4,215
合計	3,267	40,449

4．棚卸資産

平成20年6月30日及び平成20年3月31日現在の棚卸資産の内訳は次のとおりである。

区分	当第1四半期連結会計期間末 （平成20年6月30日） 金額（百万円）	前連結会計年度末 （平成20年3月31日） 金額（百万円）
製品	172,075	148,337
仕掛品	49,677	49,363
原材料	90,910	88,465
合計	312,662	286,165

5．のれん及びその他の無形資産

平成20年6月30日及び平成20年3月31日現在のその他の資産に含まれるのれん及びその他の無形資産の金額は次のとおりである。

区分	当第1四半期連結会計期間末 （平成20年6月30日） 金額（百万円）	前連結会計年度末 （平成20年3月31日） 金額（百万円）
のれん	2,641	2,641
無形固定資産	15,926	17,474
合計	18,567	20,115

6．担保資産

平成20年6月30日及び平成20年3月31日現在、連結子会社の借入金のうち、それぞれ1,122百万円及び1,219百万円については、当該会社の有形固定資産が担保に供されており、その簿価は、それぞれ1,796百万円及び1,792百万円である。

７．包括利益

当第１四半期連結累計期間における包括利益は次のとおりである．

	当第１四半期連結累計期間 （自 平成20年４月１日　至 平成20年６月30日） 金額（百万円）
四半期純利益	28,248
その他の包括利益（△損失）	
未実現有価証券評価損益	△631
為替換算調整額	△1,290
年金債務調整額	1,861
その他の包括損失	△60
包括利益	28,188

８．財務制限条項

　　シンジケートローン契約（平成20年６月30日現在、借入残高 80,000百万円）において当社は、㈱格付投資情報センター及び㈱日本格付研究所の長期債務格付の内、いずれか高い方を、ＢＢＢマイナス以上に維持することを確約している．この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失う．

　　コミットメントライン契約（平成20年６月30日現在、借入は未実行であり、借入未実行残高 100,000百万円）において当社は、㈱格付投資情報センター及び㈱日本格付研究所の長期債務格付の内、いずれか高い方を、ＢＢＢマイナス以上に維持することを確約している．この確約が維持できない場合は、多数貸付人の請求に基づき、当社は本契約上の債務について期限の利益を失い、かつ全貸付人の貸付義務は消滅する．

９．偶発債務

　　平成20年６月30日現在、通常の営業取引により生じた手形割引高及び借入債務保証に関する偶発債務の合計額は、それぞれ837百万円、15,180百万円である．当社は上記の手形割引及び借入債務保証について損失発生の見込みはないと考えている．

　　当社及び連結子会社は、数件の訴訟を受けている．しかし、当社は、これらの訴訟が当社の四半期連結財務諸表に重要な影響を及ぼすことはないと考えている．

当第１四半期連結累計期間における１株当たり四半期純利益は次のとおりである。

項目	当第１四半期連結累計期間 （自 平成20年４月１日 至 平成20年６月30日）
基本的１株当たり四半期純利益の計算	
利益（百万円）（分子）	
継続事業四半期純利益	1,098
普通株主に帰属しない金額	766
調整後継続事業四半期純利益	332
非継続事業四半期純利益	27,150
普通株主に帰属しない金額	18,951
調整後非継続事業四半期純利益	8,199
四半期純利益	28,248
普通株主に帰属しない金額	19,717
調整後四半期純利益	8,531
株式数（千株）（分母）	
加重平均株式数	1,854,192
基本的１株当たり四半期純利益（円）	
継続事業四半期純利益	0.18
非継続事業四半期純利益	4.42
四半期純利益	4.60

項目	当第1四半期連結累計期間 (自 平成20年4月1日 至 平成20年6月30日)
希薄化後1株当たり四半期純利益の計算	
利益（百万円）（分子）	
継続事業四半期純利益	1,098
普通株主に帰属しない金額	766
調整後継続事業四半期純利益	332
非継続事業四半期純利益	27,150
普通株主に帰属しない金額	18,951
調整後非継続事業四半期純利益	8,199
四半期純利益	28,248
普通株主に帰属しない金額	19,717
調整後四半期純利益	8,531
株式数（千株）（分母）	
加重平均株式数	1,854,192
希薄化後1株当たり四半期純利益（円）	
継続事業四半期純利益	0.18
非継続事業四半期純利益	4.42
四半期純利益	4.60

11．連結損益計算書の補足情報

当第1四半期連結会計期間における連結損益計算書の補足情報は次のとおりである。

固定資産の減損

当第1四半期連結会計期間における固定資産の減損金額は138百万円である。

これは主に、遊休資産における市場価値の下落により、当該資産の帳簿価額を回収可能価額まで減額したものである。

12.セグメント情報

当社は連結損益計算書の表示形式として、シングルステップ方式（総収益から売上原価及び費用を控除し、段階利益を表示しない方式）を採用している。これに伴い、セグメント情報における営業利益（損失）は、日本の会計慣行に従い、売上高及びその他の営業収益から売上原価、販売費及び一般管理費を控除して算出している。米国で一般に公正妥当と認められた会計原則では、四半期連結損益計算書において、特定の費用（例えば再構築及び減損費用、異常な製品保証費等）は営業利益（損失）に含まれる。

【事業の種類別セグメント情報】

項目	当第1四半期連結累計期間（自 平成20年4月1日 至 平成20年6月30日）						
	コンシューマ部門（百万円）	コマーシャル部門（百万円）	コンポーネント部門（百万円）	その他部門（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及びその他の営業収益							
(1) 外部顧客に対する売上高及びその他の営業収益	178,308	60,396	231,514	26,194	496,412	－	496,412
(2) セグメント間の内部売上高及びその他の営業収益又は振替高	710	452	1,747	902	3,811	△3,811	－
計	179,018	60,848	233,261	27,096	500,223	△3,811	496,412
営業利益（△損失）	△1,109	205	13,808	△208	12,696	△7,699	4,997

(注)1．事業区分の方法

製品の種類・性質、販売市場等の類似性に基づき、「コンシューマ部門」「コマーシャル部門」「コンポーネント部門」「その他部門」に区分している。

2．各事業区分に属する主な製品

コンシューマ部門　：テレビ・プロジェクター等の映像機器、オーディオ機器、デジタルカメラ・ナビゲーションシステム等の情報通信機器、冷蔵庫・エアコン・洗濯機等の家庭用機器

コマーシャル部門　：ショーケース・大型エアコン等の業務用機器、業務用厨房機器

コンポーネント部門：半導体、電子部品、一次電池、二次電池、太陽電池等

その他部門　　　　：物流、保守等

3．米国財務会計基準審議会基準書第144号の規定に基づき非継続となった事業の損益を、事業の種類別セグメント情報から控除している。

項目	当第1四半期連結累計期間（自 平成20年4月1日 至 平成20年6月30日）						
	日本（百万円）	アジア（百万円）	北米（百万円）	その他（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高及びその他の営業収益							
(1) 外部顧客に対する売上高及びその他の営業収益	255,013	122,241	64,439	54,719	496,412	－	496,412
(2) セグメント間の内部売上高及びその他の営業収益又は振替高	120,237	114,497	1,933	2,099	238,766	△238,766	－
計	375,250	236,738	66,372	56,818	735,178	△238,766	496,412
営業利益（△損失）	5,657	4,798	1,933	1,224	13,612	△8,615	4,997

(注)1．国又は地域の区分は、地理的近接度によっている。
 2．本邦以外の区分に属する主な国又は地域
  (1) アジア……韓国、中国（香港含む）、台湾、タイ、マレーシア、シンガポール、インドネシア、ベトナム、
   フィリピン
  (2) 北 米……米国、カナダ
  (3) その他……イギリス、ドイツ、イタリア、オーストラリア、ハンガリー、アラブ首長国連邦
 3．米国財務会計基準審議会基準書第144号の規定に基づき非継続となった事業の損益を、事業の所在地別セグメント情報から控除している。

【海外売上高】

項目	当第1四半期連結累計期間（自 平成20年4月1日 至 平成20年6月30日）				
	アジア	北米	欧州	その他	計
Ⅰ 海外売上高及びその他の営業収益（百万円）	169,528	66,386	60,264	16,628	312,806
Ⅱ 連結売上高及びその他の営業収益（百万円）					496,412
Ⅲ 海外売上高及びその他の営業収益の割合(%)	34.2	13.4	12.1	3.3	63.0

(注) 1．国又は地域の区分は、地理的近接度によっている。
 2．各区分に属する主な国又は地域
  (1)アジア……韓国、中国（香港含む）、台湾、タイ、マレーシア、シンガポール、インドネシア、ベトナム
  (2)北 米……米国、カナダ
  (3)欧 州……イギリス、ドイツ、イタリア
  (4)その他……オーストラリア、ニュージーランド、アラブ首長国連邦
 3．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

2 【その他】
　該当事項はない。

第二部 【提出会社の保証会社等の情報】

該当事項なし．

第二部 【提出会社の保証会社等の情報】

該当事項なし．

独立監査人の四半期レビュー報告書

平成20年8月7日

三洋電機株式会社

　取締役会 御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中尾 正孝	㊞
指定社員 業務執行社員	公認会計士	松井 理晃	㊞
指定社員 業務執行社員	公認会計士	宮林 利朗	㊞

　当監査法人は、金融商品取引法第193条の2第1項の規定に基づき、「経理の状況」に掲げられている三洋電機株式会社の平成20年4月1日から平成21年3月31日までの連結会計年度の第1四半期連結累計期間（平成20年4月1日から平成20年6月30日まで）に係る四半期連結財務諸表、すなわち、四半期連結貸借対照表、四半期連結損益計算書及び四半期連結キャッシュ・フロー計算書について四半期レビューを行った。この四半期連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から四半期連結財務諸表に対する結論を表明することにある。

　当監査法人は、我が国において一般に公正妥当と認められる四半期レビューの基準に準拠して四半期レビューを行った。四半期レビューは、主として経営者、財務及び会計に関する事項に責任を有する者等に対して実施される質問、分析的手続その他の四半期レビュー手続により行われており、我が国において一般に公正妥当と認められる監査の基準に準拠して実施される年度の財務諸表の監査に比べ限定された手続により行われた。

　当監査法人が実施した四半期レビューにおいて、上記の四半期連結財務諸表が、米国において一般に公正妥当と認められる企業会計の基準（四半期連結財務諸表注記1及び2参照）に準拠して、三洋電機株式会社及び連結子会社の平成20年6月30日現在の財政状態並びに同日をもって終了する第1四半期連結累計期間の経営成績及びキャッシュ・フローの状況を適正に表示していないと信じさせる事項がすべての重要な点において認められなかった。ただし、四半期連結財務諸表注記1に記載のとおり、セグメント情報については、米国財務会計基準審議会基準書第131号にかえて、「四半期連結財務諸表の用語、様式及び作成方法に関する規則」（平成19年内閣府令第64号）第15条に準拠して作成されている。

　会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以 上

